UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025
Commission File Number: 001-41448

Gorilla Technology Group Inc.
(Translation of registrant’s name into English)

64 North Row
London, United Kingdom W1K 7DA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note
On November 17, 2025, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), issued a press release announcing earnings for the three months ended September 30, 2025. The press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. Condensed interim consolidated financial statements (Unaudited) of the Company for the nine months ended September 30, 2025 and 2024 are filed as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: November 17, 2025	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated November 17, 2025.
99.2	Condensed interim consolidated financial statements (Unaudited) of the Company for the nine months ended September 30, 2025 and 2024.

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